Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1                       Name and Address of Company:

YM BioSciences Inc.
5045 Orbitor Drive
Building 11, Suite 400
Mississauga, Ontario  L4W 4Y4

ITEM 2                       Date of Material Change:

January 17, 2008

ITEM 3                       News Release:

A press release was issued and disseminated through Canada Newswire on January 17, 2008.

ITEM 4                       Summary of Material Change:

YM Biosciences provides an update on the AeroLEF clinical development program and reports that the FDA has informed YM that the Phase II Acute Pain Study of AeroLEF has been placed on clinical hold pending the examination of additional data.

ITEM 5                       Full Description of Material Change:

Please see news release attached hereto as Schedule “A”.

ITEM 6                       Reliance on subsection 7.1(2) or 7.1(3) of National Instrument 51-102

N/A

ITEM 7                       Omitted Information:

N/A

ITEM 8                       Executive Officer:

David Allan
Tel:  905 629-9761

ITEM 9                       Date of Report:

January 18, 2008

YM BIOSCIENCES PROVIDES UPDATE ON AEROLEF™ CLINICAL
DEVELOPMENT PROGRAM

MISSISSAUGA, Canada - January 17, 2008 - YM BioSciences Inc. (AMEX: YMI, TSX: YM, AIM: YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that it has received a letter from the U.S. Food and Drug Administration (FDA) informing the Company that the Phase II Acute Pain Study (AP5) of AeroLEF™ for which FDA clearance was announced on June 27, 2007, upon re-review of data from the IND submission, has been placed on clinical hold.  The FDA has requested additional safety information on specific patients in previous clinical studies. The additional requested data is limited to a small group of patients that experienced oxygen desaturation, a class effect of opioids including fentanyl.  The Company will conduct a subgroup analysis on these patients. To date, no patients have been dosed in the US AP5 study and there are no other clinical trials involving AeroLEF™ currently ongoing.

“We are confident that we can provide the information the FDA has requested in a timely manner,” said David Allan, Chairman and CEO of YM BioSciences. “We appreciate that the FDA has to ensure that any risk to patients during clinical trials is minimized and we understand their caution with opioid-based therapeutics.”

Dr. Diana Pliura, Executive Vice President, AeroLEF™ added, “Data reported in May 2007 from our successful randomized Phase 2b trial demonstrated that patients had a statistical and clinical benefit from AeroLEF™. We remain strongly committed to the clinical development of this unique product.”

YM BioSciences also reported that it held its scheduled End-of-Phase 2 (EoP2) meeting with the FDA on January 16, 2007 as planned.

YM recently reported that its lead drug, nimotuzumab, is in numerous trials internationally including a Phase III randomized trial in adult glioma and a Phase II/III randomized trial in patients with advanced pancreatic cancer. Data from the fully recruited Phase III trial in Europe in children with inoperable brain cancer, if positive, are expected to be submitted to the EMEA for marketing approval.

About AeroLEF™
AeroLEF™ is a unique, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain. In contrast to fixed-dose approaches to opioid delivery, where a significant titration period is often required to determine the suitable dose for the patient, AeroLEF™ is being developed as a non-invasive delivery system designed to enable patients to self-titrate. Using AeroLEF™, patients can identify and select a personalized dose for each pain episode, achieving both rapid onset and extended duration of analgesia.

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide.  The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF™, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF™ will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

Thomas Fechtner, the Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-646-378-2931	Tel. +1-416-815-0700 x 229
Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com

Nominated Adviser
Canaccord Adams Limited
Ryan Gaffney
Tel. +44 (0)20 7050 6500